SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Completion of Merger

1.	Schedules of Merger

Schedules		KT Corporation	KT media hub
Date of resolution by the Board of Directors for the decision of the merger		January 7, 2015	January 7, 2015
Announcement of shareholder registry closure		January 20, 2015	—
Date of merger agreement		January 26, 2015	January 26, 2015
Record Date of confirming shareholders that are entitled to exercise their rights to dissent from the merger		February 5, 2015	—
Announcement of Small-Scale Merger		February 9, 2015	—
Date of resolution by the Board of Directors for the approval of the merger		February 24, 2015	February 24, 2015
Record date of the merger		March 31, 2015	March 31, 2015
Date of resolution by Board of Directors for the announcement of Merger Completion		April 1, 2015	—
Announcement of Completion of Merger		April 2, 2015	—
ø Reference
Duration of registry closure	Start Date	February 6, 2015	—
	Close Date	February 13, 2015	—
Duration of notification of dissent from the merger by shareholders	Start Date	February 9, 2015	—
	Close Date	February 23, 2015	—
Date of announcement of submitting objections by creditors		February 25, 2015	February 25, 2015
Duration of submitting objections by creditors	Start Date	February 25, 2015	February 25, 2015
	Close Date	March 25, 2015	March 25, 2015
Date of registration of Merger		April 2, 2015	April 2, 2015

2.	Changes of Shareholding Structure

There are no changes to the shareholding structure, as no new shares are issued for this Small-scale Merger.

3.	Exercise of Appraisal Rights

No appraisal rights are available, as there are no new shares issued for this Small-scale Merger.

4.	Measures of Protection for Creditors

KT Corporation circulated notice informing the procedure of submitting objections by creditors on newspaper “Seoul Shinmun” on February 25, 2015, and KT media hub circulated notice informing the procedure of submitting objections by creditors on own internet homepage (www.ktmediahub.com) on February 25, 2015. From February 25, 2015 to March 25, 2015, the duration of notification of submitting objections by creditors, no creditors submitted objections to either KT Corporation or KT media hub.

5.	Lawsuits in relations to the Merger

No lawsuit has been filed related to this merger.

6.	Allocation of New Shares

Not Applicable

7.	Summary of Statement of Financial Position

(in millions of KRW)

Accounts	Before Merger		After Merger
	KT Corporation	KT media hub
Assets
I. Current assets	3,836,507	141,793	3,925,059
Cash and cash equivalents	469,255	59,293	528,548
Trade and other receivables	2,977,621	80,163	3,004,543
Other financial assets	16,433	568	17,001
Inventories	201,870	—	201,870
Current income tax assets	1,721	201	1,922
Other current assets	169,607	1,568	171,175
II. Non-current assets	21,083,789	31,029	21,034,818
Trade and other receivables, net	722,658	7,411	730,069
Other financial assets	136,581	3	136,584
Property and equipment	12,418,683	9,139	12,427,822
Investment property	694,626	—	694,626
Intangible assets	2,443,023	12,930	2,455,953
Investments in subsidiaries, associates and joint ventures	3,838,200	—	3,758,200
Deferred income tax assets	791,136	1,546	792,682
Other non-current assets	38,882	—	38,882
Total Assets	24,920,296	172,822	24,959,877
Liabilities
I. Current liabilities	6,330,712	71,264	6,348,735
Trade and other payables	4,329,018	70,147	4,345,924
Borrowings	1,631,993	—	1,631,993
Other financial liabilities	19,137	—	19,137
Provisions	105,878	—	105,878
Deferred revenue	129,306	—	129,306
Other current liabilities	115,380	1,117	116,497
II. Non-current liabilities	8,983,730	1,718	8,985,448
Trade and other payables	783,887	—	783,887
Borrowings	7,363,547	—	7,363,547
Financial lease liabilities	—	735	735
Other financial liabilities	107,667	—	107,667
Defined benefit liabilities, net	502,354	983	503,337
Accrued provisions	88,362	—	88,362
Deferred revenue	131,168	—	131,168
Other non-current liabilities	6,745	—	6,745
Total Liabilities	15,314,442	72,982	15,334,183
Equity
I. Capital stock	1,564,499	5,000	1,564,499
II. Share premium	1,440,258	74,927	1,460,098
III. Retained earnings	7,729,425	19,913	7,729,425
IV. Accumulated other comprehensive loss	(24,193)	—	(24,193)
V. Other components of equity	(1,104,135)	—	(1,104,135)
Total Equity	9,605,854	99,840	9,625,694
Total Liabilities and Equity	24,920,296	172,822	24,959,877

Note 1) Above statement of financial position has been prepared based on the separate statements of financial position of KT Corporation and KT media hub as of December 31, 2014 and may differ from the statement of financial position on the record date of merger (March 31, 2015).

Note 2) Above statement of financial position of KT Corporation and KT media hub as of December 31, 2014 has been audited by the independent auditor.